SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

 TEEN GLOW MAKEUP, INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

87900X105
(CUSIP Number)

JPF Securities Law, LLC
Attn: Jared Febbroriello
19720 Jetton Road, Suite 300
Cornelius, NC 28031
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johannes Petersen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
	7	SOLE VOTING POWER 8,510,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,510,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,510,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.64 **
14	TYPE OF REPORTING PERSON IN

** Based on approximately 8,627,000 fully diluted shares outstanding on November 24, 2009 computed from the issuer’s recent 10-K filings.

Item 1. Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Teen Glow Makeup, Inc., a Nevada Corporation (the "Issuer” or "Registrant") whose principal executive offices are located at 297 Kingsbury Grade, Suite D, Post Office Box 4470, Lake Tahoe, NV 89449-6957. At present, there are 8,627,000 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the reporting person is Johannes Petersen (“Petersen”).
b.	The residence address of Petersen is 297 Kingsbury Grade, Suite D, Post Office Box 4470, Lake Tahoe, NV 89449-6957.

c.
Petersen currently is the President, Chief Executive Officer and Director of the Issuer. The principal business of the Issuer is a development stage company incorporated in the State of Nevada as a for-profit Company on August 7, 2007. We are a development-stage company that intends to create the ideal line of teen makeup, at an affordable price, for girls ranging from 13 to 19 years old. We expect to, initially, sell our cosmetics in gift bags using the internet, through our website and the EBay. Our principal address is 297 Kingsbury Grade, Suite D, Post Office Box 4470, Lake Tahoe, NV 89449-6957.

d.	During the past five years, Petersen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Petersen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Petersen is a citizen of Denmark.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to two Agreements for the Purchase of Common Stock (the “Agreement”), dated November 20, 2009, Petersen was interested in taking control of the Issuer. Petersen was desirous of obtaining an equity interest (“Equity Interest”), for the purpose of pursuing Petersen’s interest in obtaining control of the Issuer. The Equity Interest is to be utilized by Petersen for the purpose of facilitating the transaction as set forth in the Agreement, inclusive of paying finders, facilitators, attorneys, accountants, and shareholders required to obtain such control. Accordingly, the majority shareholders of the Issuer transferred 8,510,000 shares of Common Stock to Petersen as a part of such change of control for the consideration of $50,000.

Item 4. Purpose of Transaction.

The purpose of the transaction is to allow Petersen to acquire a significant equity position in the Issuer for the purpose of facilitating the transaction as set forth in the Agreement, inclusive of paying finders, facilitators, attorneys, accountants, and shareholders required to obtain such control. Petersen has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

a.
At present, the Issuer has issued and outstanding 8,627,000 shares of Common Stock and zero shares of preferred stock issued or authorized. Petersen is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

b.    The following table indicates the number of shares to which Petersen has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Johannes Petersen	8,510,000	98.64%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Johannes Petersen	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Johannes Petersen	8,510,000	98.64%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Johannes Petersen	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

             None.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2010

By: /s/ Johannes Petersen
       Johannes Petersen